SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 0-29962

NOTIFICATION OF LATE FILING

(Check One):      ☐ Form 10-K      ☐ Form 11-K      ☒ Form 20-F      ☐ Form 10-Q      ☐Form N-SAR      ☐ Form N-CSR

         For Period Ended:     Fiscal Year Ended June 30, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of Registrant                 Novogen Limited

Former name if applicable

Address of principal executive office (Street and Number)        140 Wicks Road, North Ryde

City, state and zip code            New South Wales 2113, Australia

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

      The Registrant is in ongoing discussions with its independent auditors with respect to the reconciliation of Australian GAAP and US GAAP included in the Registrant’s financial statements for the fiscal year ended June 30, 2004. As a result, the Registrant’s Board of Directors has not had sufficient time to review the financial statements and approve the annual report on Form 20-F by the prescribed filing date without unreasonable effort or expense. The Registrant expects that the reconciliation between Australian GAAP and US GAAP will be finalized shortly and the annual report reviewed and approved by its Board of Directors thereafter so that filing of the annual report will occur on or before January 15, 2005.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

David R. Seaton	+61 2	8877-6149

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Novogen Limited

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2004	By:	/s/ David R. Seaton

Name: David R. Seaton
Title: Chief Financial Officer